P.E. 11/30/01

02014913

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: NOVEMBER 2001

RECEIVED FEB 14 2002

SEC Registration Number 0-18670

ROCKWELL VENTURES INC.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Financial Statement for the period ended November 30, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL VENTURES INC.

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

S. Main
SHIRLEY MAIN

January 29, 2002

ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2001

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

ROCKWELL VENTURES INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	November 30, 2001	May 31, 2001
Assets		
Current assets		
Cash and equivalents	$ -	$ 574,515
Marketable securities (note 3)	-	28,857
Amounts receivable and prepaid	27,932	212,405
Advances to related parties (note 7)	588,709	263,353
	616,641	1,079,130
Mineral property interests *(note 5)*	136,858	46,857
	$ 753,499	$ 1,125,987
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 46,377	$ 291,188
Advances from related parties (note 7)	365,910	-
	412,287	291,188
Shareholders' equity		
Share capital (note 6)	6,983,234	6,983,234
Deficit	(6,642,022)	(6,148,435)
	341,212	834,799
	$ 753,499	$ 1,125,987

Nature and continuance of operations (note 1)
Subsequent equity financing (note 9)
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/Ronald W. Thiessen

Ronald W. Thiessen
Director

/s/Jeffrey R. Mason

Jeffrey R. Mason
Director

ROCKWELL VENTURES INC.

Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended Nov. 30, 2001	Three months ended Nov. 30, 2000	Six months ended Nov. 30, 2001	Six months ended Nov. 30, 2000
Expenses				
Exploration (statement)	$ 85,629	$ 314,161	$ 188,417	$ 572,635
Legal, accounting and audit	34,903	48,975	73,737	127,366
Office and administration	108,670	(64,106)	175,008	81,693
Property tax	-	(36,438)	-	-
Shareholder communications	8,924	20,077	20,071	20,077
Trust and filing	5,853	3,482	12,455	4,767
Travel and conferences	13,477	9,845	20,893	9,845
Foreign exchange loss (gain)	(13,104)	2,841	4,933	3,882
	244,352	298,837	495,514	820,265
Other items				
Interest Income	(150)	(9,512)	(3,225)	(9,824)
Loss on sale of marketable securities	-	-	1,298	-
	(150)	(9,512)	(1,927)	(9,824)
Loss for the period	$ (244,202)	$ (289,325)	$ (493,587)	$ (810,441)
Loss per share	$ (0.006)	$ (0.008)	$ (0.011)	$ (0.022)
Weighted average number of common shares outstanding	43,772,900	37,489,041	43,772,900	37,489,041

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Six months ended Nov. 30, 2001	Six months ended Nov. 30, 2000
Deficit, beginning of period, as restated	$ (6,148,435)	$ (1,955,649)
Loss for the period	(493,587)	(810,441)
Deficit, end of period, as restated	$ (6,642,022)	$ (2,766,090)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended Nov. 30, 2001	Three months ended Nov. 30, 2000	Six months ended Nov. 30, 2001	Six months ended Nov. 30, 2000
Cash provided by (applied to)				
Operations				
Loss for the period	$ (244,202)	$ (289,325)	$ (493,587)	$ (810,441)
Net changes in non-cash working capital items				
Amounts receivable and prepaid	(1,579)	(15,421)	184,473	(37,866)
Accounts payable and accrued liabilities	13,478	(51,473)	(244,811)	(24,847)
Marketable securities	-	-	1,298	-
	(232,303)	(356,219)	(552,627)	(873,154)
Investments				
Mineral property acquisition costs	(90,001)	-	(90,001)	-
Financings				
Advances from related parties	289,004	-	40,554	-
Proceeds from sale of marketable securities	-	-	27,559	-
	289,004	-	68,113	-
Decrease in cash and equivalents	(33,300)	(356,219)	(574,515)	(873,154)
Cash and equivalents, beginning of period	33,300	385,794	574,515	902,729
Cash and equivalents, end of period	$ -	$ 29,575	$ -	$ 29,575

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.

Consolidated Statements of Exploration Costs

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Haut Plateau Property	Pedra Branca Property	Ricardo Property	Six months ended November 30, 2001	Year ended May 31, 2001
Exploration costs					
Assay and analysis	$ 110	$ 3,898	$ -	$ 4,008	$ 331,760
Drilling	-	-	-	-	206,611
Engineering	404	425	-	829	48,349
Environmental	-	-	-	-	886
Equipment rental	-	1,414	-	1,414	47,210
Geological	20,348	3,017	-	23,365	1,394,594
Freight	-	-	-	-	1,672
Graphics	9,812	-	-	9,812	179,507
Helicopter	2,140	-	-	2,140	-
Property fees/assessment	1,137	-	-	1,137	170,250
Site activities	-	44,933	72,376	117,309	325,874
Travel and accommodation	11,020	17,383	-	28,403	261,906
Incurred during the period	44,971	71,070	72,376	188,417	2,968,619
Cumulative exploration costs, beginning of period	-	3,061,404	955,166	4,016,570	1,047,951
Cumulative exploration costs, end of period	$ 44,971	$ 3,132,474	$ 1,027,542	$ 4,204,987	$ 4,016,570

The accompanying notes are an integral part of these consolidated financial statements.

Mineral property interests (note 5).

1. NATURE OF OPERATIONS

The Company is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties, with its principal mineral property interests located in Canada and Chile.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

2. BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The Company's subsidiary, Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

On March 22, 2000, the Company incorporated two subsidiaries, N3C Resources Inc. and N4C Resources Inc. under the laws of the Cayman Islands. Rockwell Mineracao Limitada, a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. holds 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. holds 0.10% of the shares.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., Minera Ricardo Resources Inc. S.A., N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All significant inter-company balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and equivalents

Cash and equivalents represent highly liquid market investments with an original maturity of three months or less.

Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations are charged to expenses as incurred. Development expenditures incurred subsequent to such determination and to increase production or to extend the life of existing production are to be capitalized and amortized over the estimated life of the property.

Costs relating to the acquisition of a property are deferred. These costs are to be amortized over the useful life of the property upon commencement of production, or written off if the mineral property interests are sold or abandoned. The Company does not accrue the future costs of maintaining the mineral property interests in good standing. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement.

Administrative expenditures are expensed in the year incurred.

The amount shown for mineral property interests represents acquisition costs incurred to date and the fair value of common shares issued and does not necessarily reflect present or future values.

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to operations during the period any costs incurred on environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Values

The amounts shown for the mineral property interests represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future ore reserves, of which the Company currently has none.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd....)

Income taxes

Effective January 1, 2000, the Company has retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the years in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Foreign currency translation

Financial statements of the Company's foreign subsidiaries are translated into Canadian dollars using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates, which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is the Company's view that it is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive for all periods.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to the policies of the Canadian Venture Exchange. No compensation is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to share capital.

Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

(Expressed in Canadian Dollars)

4. CHANGE IN ACCOUNTING POLICY

During the period ended November 30, 2001, the Company changed its method of accounting for mineral property exploration costs to expense such costs until the completion of a feasibility study. Prior to the change, the Company capitalized such costs to deferred exploration costs. This change has been applied retroactively and has increased the deficit as at June 1, 1999 by $718,017, increased the loss for the year ended May 31, 2000 by $329,934 and decreased the loss for the year ended May 31, 2001 by $145,289.

	Period ended Nov. 30, 2001	Years ended May 31, 2001	2000
Deficit, beginning of period, as previously reported	$ (5,245,773)	$ (907,698)	$ (452,112)
The effect of expensing exploration costs (statement)	(902,662)	(1,047,951)	(718,017)
Deficit, beginning of period, restated	(6,148,435)	(1,955,649)	(1,170,129)
Loss for the period	(493,587)	(4,192,786)	(785,520)
Deficit, end of period, restated	$ (6,642,022)	$ (6,148,435)	$ (1,955,649)

5. MINERAL PROPERTY INTERESTS

	Balance at May 31, 2001	Additions	Balance at Nov. 30, 2001
Haut Plateau Property	$ -	$ 90,001	$ 90,001
Pedra Branca Property	-	-	-
Ricardo Property	46,857	-	46,857
	$ 46,857	$ 90,001	$ 136,858

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Fox River Property

On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. ("HD"), HD's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property in Manitoba from Falconbridge Limited ("Falconbridge"). Consideration for the assignment is reimbursement to HD of its actual costs to date of approximately $800,000 as at June 6, 2001 and 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HD and Amarc Resources Ltd. ("Amarc"), both non-arms length parties. Amarc will take-over the Fox River project by assuming exploration costs of approximately Cdn$2.5 million incurred by HD on recent work programs. The Company will cancel a proposed issuance of 2 million share purchase warrants to HD and Amarc will issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each Cdn$2.5 million of expenditures on the Fox River Property. The initial two year warrants will be exercisable at Cdn$1.00 but for each additional tranche, the exercise price will increase by Cdn$0.25.

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (cont'd...)

Haut Plateau Property

November 15, 2001, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HD"), whereby HD has agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a new nickel-PGM-copper-diamonds discovery located in eastern Canada, where a Voisey's Bay type target has been identified. The Company will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the new property by incurring Cdn$10 million in staged exploration expenditures by April 30, 2006. The first Cdn$1 million of expenditures, to be funded by a subsequent equity financing (see note 9), is to be expended by April 30, 2002. Upon the Company earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in-right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine.

Pedra Branca Property

On February 24, 2000, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HD") whereby HD assigned its option to earn the 60% interest in the Pedra Branca property to the Company. As part of the agreement, the Company purchased 483,333 units in Altoro Gold Corp. ("Altoro"), through a private placement, for a total cost of $290,000. Each unit was comprised of one common share and one share purchase warrant. As sole consideration for HD's assignment of the option, the Company transferred to HD the benefit of the share purchase warrants in Altoro. To acquire its 60% interest, the Company is required to expend a total of US$7,000,000 on the Pedra Branca Project within four years; and issue a minimum of 500,000 shares of the Company to Altoro, having a minimum value of US$500,000, over four years.

As at May 31, 2001, the Company had disbursed US$90,000 and issued to Altoro 125,433 common shares, at a deemed value of US$50,000 for option payment. Subsequently, the Company curtailed drilling because the four targets tested by drilling did not appear to have the size or continuity to harbor large-scale PGM deposits. As a result the Company decided not to exercise its option to acquire an interest in the Pedra Branca property and wrote-off all related costs, of which $71,070 were expensed in fiscal 2002.

Ricardo Property

The Company holds a 100% interest in certain exploration and exploitation concessions in Chile. These concessions are comprised of approximately 18,300 hectares.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized 100,000,000 common shares, without par value		
Common shares issued:		
Balance May 31, 2000	27,163,516	$ 620,646
For acquisition of mineral property	125,433	73,893
For private placement (net of issue costs)	4,519,231	2,735,672
For private placement (net of issue costs)	1,728,300	1,224,225
Balance May 31, 2001 and November 30, 2001	43,772,900	$ 6,983,234

Share purchase options

Share purchase option transactions and options outstanding are as summarized below:

Expiry date	Exercise Price	May 31, 2001	Granted	Exercised	Expired/ Cancelled	Nov. 30, 2001
November 15, 2001	$ 0.32	200,000	--	--	(200,000)	--
March 2, 2003	0.32	300,000	--	--	--	300,000
April 6, 2005	0.43	35,000	--	--	--	35,000
May 30, 2002	0.60	862,000	--	--	(12,000)	850,000
December 6, 2002	0.60	135,000	--	--	(48,000)	87,000
February 20, 2003	0.60	67,000	--	--	--	67,000
March 10, 2003	0.74	15,000	--	--	--	15,000
June 11, 2003	0.40	--	27,000	--	--	27,000
		1,614,000	27,000	--	(260,000)	1,381,000
Weighted average exercise price		$ 0.51	$ 0.40	$ --	$ 0.38	$ 0.53

Share purchase warrants

Share purchase warrant transactions and warrants outstanding are as summarized below:

Expiry date	Exercise Price	May 31, 2001	Issued	Exercised	Expired	Nov. 30, 2001
April 22, 2002	$ 0.35	2,700,000	--	--	--	2,700,000
March 9, 2003	0.35	1,728,300	--	--	--	1,728,300
		4,428,300	--	--	--	4,428,300
Weighted average exercise price		$ 0.35	$ --	$ --	$ --	$ 0.35

On July 27, 2001, the Company amended the exercise price of 4,428,300 previously issued share purchase warrants from their original exercise prices in the $0.65 to $0.80 range to $0.35 in order to reflect current market conditions.

(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	Six months ended November 30, 2001	Year ended May 31, 2001
Services rendered from		
Hunter Dickinson Inc. (a)	$ 226,104	$ 1,650,658
Hunter Dickinson Group Inc. (b)	155,727	--
Gordon J. Fretwell Law Corporation (c)	16,870	88,773
Euro-American Capital (d)	15,576	73,670

	As at November 30, 2001	As at May 31, 2001
Net balances receivable from (payable to)		
Hunter Dickinson Inc. (a)	$ (365,910)	$ 263,353
Hunter Dickinson Group Inc. (b)	588,709	--

(a) Hunter Dickinson Inc. and its wholly-owned subsidiaries are private companies with certain common directors that provide geological, corporate development, administrative and management services to the Company on a full cost recovery basis. The balances payable to Hunter Dickinson Inc. have arisen from temporary working capital advances made from that Company in excess of amounts owing to it for services rendered.

(b) The balances receivable from Hunter Dickinson Group Inc ("HD"), a private company with certain common directors, have arisen from temporary working capital advances with respect to the Fox River Property. These advances, which on the whole were directed to Falconbridge billings, are returnable now that the assignment of the property from HD will not be completed.

(c) Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

(d) Euro-American Capital is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

The fair value of the amounts due to related parties are not determinable as they are without interest and do not have any specific terms of repayment.

(Expressed in Canadian Dollars)

8. INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.6% (2000 - 45.6%; 1999 - 45.6%) to income before taxes as follows:

	2001	2000	1999
Loss before income tax recovery	$ (4,338,075)	$ (455,586)	$ (361,476)
Expected income tax recovery	(1,934,781)	(207,747)	(164,833)
Tax loss benefit not recognized for book purposes	1,934,781	207,747	164,833
Income tax expense	$ --	$ --	$ --

The significant component of the Company's future tax assets are as follows:

	2001	2000
Net operating loss carry forwards	$ 849,239	$ 490,339
Cumulative exploration and development expenses	1,338,921	259,412
Other	134,969	56,780
	2,323,129	806,531
Less: valuation allowance	(2,323,129)	(806,531)
Net future tax assets	$ --	$ --

The Company has non-capital losses carried forward of approximately $1,904,000 (2000 - $1,075,304) which may be applied against future years taxable income expiring beginning in 2008. Subject to certain restrictions, the Company also has resource expenditures of approximately $3,114,000 available to reduce taxable income in future years.

(Expressed in Canadian Dollars)

9. SUBSEQUENT EQUITY FINANCING

On December 14, 2001 the Company announced an agreement to privately place with management and others, 6,250,000 flow-through units at $0.16 per unit.

On January 17, 2002, the Company completed the financing, and placed more units than originally envisaged. The private placement comprised 6,398,000 flow-through units at $0.16 each, for gross proceeds of $1,023,680. Each unit is comprised of a flow-through common share and a one year non flow-through share purchase warrant exercisable at $0.16. The Company also placed 147,500 non flow-through units at $0.16 per unit, for gross proceeds of $23,600, each with a share purchase warrant exercisable into a common share at $0.16. A finder's fee is payable on a portion of the financing. The funds are to be used to explore the recently acquired Haut Plateau property located in east-central Quebec.

The property hosts a new, Voisey's Bay-type nickel-copper-cobalt discovery made by Falconbridge Limited in 2001. A network of roads, railways and power lines developed to service Quebec-Labrador iron ore mines and hydro generation plants provides excellent infrastructure for mineral development.

The Haut Plateau property is underlain by extensive areas of mafic and ultramafic rocks. During 2001, Falconbridge discovered several zones of disseminated, semi-massive and massive sulphide mineralization containing appreciable concentrations of nickel, copper and cobalt. At the Barre de Fer target, five diamond drill holes were completed and intersected thick, multiple sections of nickel-copper-cobalt mineralization of a tenor similar to that mined in established nickel mining districts. Four of the five holes cut significant nickel-copper-cobalt mineralization, including 5.8 metres of 1.58% Ni, 0.58% Cu and 0.12% Co and 9.4 metres of 1.48% Ni, 0.66% Cu and 0.11% Co. Extensive drilling is warranted to establish the size and grade of the mineralized zones. Rockwell is planning a comprehensive 2002 winter drilling program to delineate the Barre de Fer discovery and to test other known mineralized zones and geophysical conductors on the Haut Plateau property.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ROCKWELL VENTURES INC.			NOV. 30, 2001	2002 JAN 28
ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8094	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		CONTROLLER		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
/s/ RONALD W. THIESSEN	RONALD W. THIESSEN	2002 JAN 28
/S/ JEFFREY R. MASON	JEFFREY R. MASON	2002 JAN 28

ROCKWELL VENTURES INC.
QUARTERLY REPORT
NOVEMBER 28, 2001

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

(a)

Office and administration

Salaries – administration and support staff	$ 74,694
Management fees	68,783
Office expenses	19,447
Telephone and communications	7,553
Fees dues and licenses	3,740
Bank and interest charges	791
	$ 175,008

(b)

Legal, accounting and audit

Accounting and audit	$ 5,767
Legal	67,970
	$ 73,737

(c)

Exploration costs: See Schedule A, statement

2. Related party transactions: See Schedule A, note 7

3. Summary of securities issued and options granted during the period: See Schedule A, note 6

4. Summary of securities as at the end of the period: See Schedule A, note 6

5. List of directors:

Rene G. Carrier	Jeffrey R. Mason
Scott. D. Cousens	Douglas B. Silver
Robert A. Dickinson	Ronald W. Thiessen
Gordon J. Fretwell	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Rockwell Ventures Inc. is a natural resource company engaged in the acquisition and exploration of mineral properties. In the first quarter of fiscal 2002, the Company held a 100% interest in the Ricardo Property in Chile and an option to earn an interest in the Fox River Property in Manitoba, Canada. In the second quarter of fiscal 2002, Rockwell was part of a property reorganization with the Hunter Dickinson Group Inc. ("HDG") and Amarc Resources Ltd. ("Amarc"). As a result, Amarc acquired the option on the Fox River property and Rockwell acquired an option to earn an interest in the Haut Plateau property in Quebec.

Haut Plateau Project, Québec

The property reorganization was completed under a mineral properties transfer agreement ("MPTA"). Pursuant to the MPTA, HDG agreed, subject to Exchange approval, to assign to Rockwell for nominal consideration its earn-in option from Falconbridge Limited ("Falconbridge") on a new nickel-copper discovery located in eastern Canada where a Voisey's Bay type target has been identified. Rockwell will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the Haut Plateau property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures is to be expended by April 30, 2002. Upon Rockwell earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in-right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine. Rockwell as required, paid HDG $1.00 and subsequent to the end of the quarter reimbursed HDG for its out of pocket costs of approximately $111,000 in connection with the Haut Plateau property.

The Haut Plateau property encompasses 49,000 hectares in the Haut Plateau de la Manicouagan region approximately 170 km north-northwest of the port of Sept-Iles on the north shore of the St. Lawrence River. The project is central to a network of roads, railways and power lines developed to service Quebec-Labrador iron ore mines and hydro generation plants, providing excellent infrastructure for mineral development.

The Haut Plateau de la Manicouagan region is underlain by the Manicouagan Intrusive Complex, comprised of extensive areas of mafic and ultramafic rocks, that have intruded sulphide-bearing metasedimentary rocks. In 1998-1999, Falconbridge conducted a high-resolution helicopter-borne magnetic and time domain electromagnetic survey in the area, outlining a number of geophysical conductors. In 1999, follow up ground geophysical surveys were carried out in the areas of the conductors, and several trenches were excavated, resulting in the discovery of three nickel-copper-cobalt showings. Further surveys were done in 2000 over Barre de Fer and PYC showings to establish drill targets. In April-May 2001, Falconbridge drilled seven BQ core holes, totalling 1,310 m, testing the Barre de Fer (five holes), PYC (one hole) and Forgues (one hole) zones.

Drilling at Barre de Fer, for example, intersected multiple zones of nickel-copper-cobalt mineralization of a tenor similar to that mined in established nickel mining districts. In Falconbridge hole 151-01, there were two intersections; 3.75 m grading 1.47% Ni, 0.27% Cu and 0.11% Co beginning at 19 m depth; and 5.8 m grading 1.58% Ni, 0.58% Cu and 0.12% Co beginning at 94.6 m. Falconbridge hole 151-06 intersected 10.4 m of 1.32% Ni, 0.51% Cu and 0.09% Co at 189.7 m depth with a 2 m section of higher grade material.

Extensive drilling is warranted to establish the size and grade of the mineralized zones. Rockwell and Falconbridge plan a two-phase exploration program in 2002, involving diamond drilling at the known occurrences and ground geophysical surveys of additional airborne anomalies to establish new drill targets.

Fox River, Manitoba, Canada

On June 6, 2001, Rockwell announced that subject to the fulfillment of certain conditions, the Company obtained the right to acquire HDG's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property in Manitoba from Falconbridge. Consideration for the assignment is reimbursement to HDG of its actual costs to date of approximately $800,000 as at June 6, 2001 and 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

On November 15, 2001 Rockwell entered into an agreement with HDG and Amarc, which provides for Rockwell to relinquish the right to earn a 60% interest in the Fox River property in order to enable HDG to provide Amarc with the right to earn the 60% interest in the Fox River property from Falconbridge. In consideration of Rockwell quitclaiming its right to earn the 60% interest, Amarc will issue up to 1 million share purchase warrants to Rockwell on the basis of: (i) 200,000 share purchase warrants exercisable for a 2 year period at a price of $1.00 on closing of the acquisition of the option by Amarc; and (ii) thereafter for each $2.5 million of project expenditures on the Fox River project (after expenditures to date) shall result in the further issuance of an additional 200,000 share purchase warrants exercisable for two years, priced at $0.25 higher per share than the previous allotment of such warrants.

As part of the mineral properties transfer agreement, HDG agreed to terminate Rockwell's obligation to issue to HDG the Rockwell warrants.

Ricardo, Chile

Rockwell owns the Ricardo Property, a porphyry copper prospect, located nearby the large Chuquicamata copper mine in Chile. Rockwell is entertaining new partners to conduct exploration at Ricardo, and in the interim pays annual taxes and fees to retain the property. The property is currently in good standing until March 31, 2002.

Subsequent to the end of the quarter, on January 7, 2002, Rockwell announced that its wholly owned subsidiary, Minera Ricardo Resources Inc. S.A., had been granted water exploration rights over 553 hectares on the southwestern portion of the Ricardo property. Acquisition of water rights in the Calama district of the Atacama desert are of critical importance because of the water requirements of existing and projected mining operations in the area. Based on the estimated water flow rate per second, the current average price is US$60,000 per litre per second, and as such has great potential value to the Company. The Company is currently carrying out geophysics and other drill target reconnaissance work in preparation for drill testing for water.

Market Trends

Copper prices improved in 2000 as a result of increasing consumption and decreasing stocks; the average price of copper in 2000 was $0.82/lb, up from $0.71 in 1999. Due to the economic slowdown in the United States and elsewhere in 2001, and the additional economic uncertainties created by the terrorist events in September 2001, copper prices were at or below US$0.80/lb for much of 2001. Analysts have forecast that prices will increase as economic conditions improve in mid-2002, and will be at $0.90 or above during the 2003-2005 period.

The number one use of nickel is in the production of stainless steel, and this industry has made significant cuts in 2001. As a result, nickel prices have been particularly volatile, going from the best performer in May to the worst in October, but showing some improvement in November. As with copper and other base metals, prices are expected to increase concurrent with improved economic conditions in 2002.

Financial review

In February 2001, Rockwell entered into a financing agreement with Haywood Securities Inc. ("Haywood") to raise $1 million by way of a 1.33 million unit private placement on a best efforts basis. On March 6, 2001 the Company announced that the financing had been amended and increased to $1,248,525. A financing fee of $24,300 was paid for this placement and there was a brokerage commission of 63,600 shares valued at $47,700. Of the total amended amount, Haywood brokered $795,000 and $453,525 was non-brokered. Each unit was priced at $0.75, and consisted of one common share and one share purchase warrant exercisable at $0.80 into a common share for two years. If after the four-month hold period, Rockwell common shares have a closing price of $1.60 per share or more, which did not occur, on the CDNX over any 10-day period, then the warrants would have been subject to an accelerated expiry period over the next 30-day period.

On August 22, 2001, 2,700,000 warrants exercisable at $0.65 per share expiring April 22, 2002 and 1,728,300 warrants exercisable at $0.80 per share expiring March 9, 2003 were re-priced to $0.35 per share. The accelerated expiry period for these warrants was also changed. If Rockwell shares have a closing price of $0.44 per share or more, which did not occur, on the CDNX over any 10-day period, then the warrants would have been subject to an accelerated expiry period over the next 30-day period.

At November 30, 2001, the Company had working capital of $204,354 and 43,772,900 outstanding common shares.

Subsequent to quarter end, on December 14, 2001, the Company announced that it had privately placed with management and others, 6,250,000 flow-through units at $0.16 per unit; part of the financing is subject to a finder's fee. On January 17, 2002, the Company announced that it had completed financing, and had placed more units than originally envisaged. The private placement comprises 6,398,000 flow-through units at $0.16, each flow-through unit consisting of one flow-through common share and one non flow-through share purchase unit. Each unit enables the purchaser to purchase one common share at $0.16 until January 4, 2003. Rockwell also placed 147,500 non flow-through units at $0.16 per unit, each with a share purchase warrant exercisable into a common share at $0.16 until July 4, 2003. The shares issued on the financing and pursuant to exercise of the warrant are subject to a hold period until May 4, 2002.

Rockwell's option on the Haut Plateau property, as part of a property reorganization involving Amarc Resources Ltd., was completed subsequent to the end of the quarter on December 31, 2001. In accordance with the property reorganization agreement, Rockwell received the first tranche of share purchase warrants from Amarc, exercisable until December 31, 2003 at $1.00 per share. Prior to May 1, 2002, shares on exercise of the warrants, will be subject to a hold period, to that date.

<u>Results of Operations</u>

The Company capitalizes and defers costs related to the acquisition of mineral properties until they are placed either into production, sold or abandoned. Exploration costs and costs of a periodic or administrative nature are expensed as incurred and determine the amount of the net loss per share.

The Company began its 2002 fiscal year on June 1, 2001. The Company's operating loss for the six months ended November 30, 2001 was $493,587 as compared to $810,441 in the same period of the previous fiscal year.

Expenses, of a periodic or administrative nature, have increased over last year. The main expenditures in the year to date have been on office and administration, including salaries and benefits, ($175,008 – 2002; $81,693 – 2001) and Legal, Accounting and Audit ($73,737 – 2002; $127,366 – 2001) costs. These are related to year-end reporting activities and management and legal activities related to the property reorganization and acquisition of the option on the Haut Plateau Project.

Exploration expenses of $188,417 were incurred during the first six months of fiscal 2002 ($572,635 – 2001). Of these, $72,376 was spent on the Ricardo Property and $44,971 on the Haut Plateau Property. There was also $71,070 in costs on the Pedra Branca Property, which have been included in total exploration expenses for the period. The Company has relinquished its option on the Property.

Exploration costs for the Ricardo Property were for site expenses, mainly related to maintaining the office in Chile. Expenditures on the Haut Plateau Property were mainly geological, for an independent technical report for the property.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities for the Company. HDI is paid for these services on a cost-recovery basis. In the six month period ended November 30, 2001 Rockwell paid HDI $226,104 for services rendered as compared to $1,650,658 in the year ended May 31, 2001. During the same period, Rockwell reimbursed Hunter Dickinson Group Inc. $155,727 for costs incurred to date on the Haut Plateau Property.

Euro-American Capital provided management services during the period ended November 30, 2001 in the amount of $16,870 as compared to $73,670 in the year ended May 31, 2001.

Gordon J. Fretwell Law Corporation provided legal services to the Company in the amount of $15,576 as compared to $88,773 in the year ended May 31, 2001.